Exhibit 99.1

CONFORMED COPY

ISDA®

International Swaps and Derivatives Association, Inc.

AMENDMENT AGREEMENT

Dated as of 17 June 2016

ING Bank N.V., London Branch (“ING”),

AND

Telenor East Holding II AS (the “Counterparty”).

ING and the Counterparty are parties to a Total Return Swap Transaction as evidenced by the letter agreement dated 2 June 2006, as amended and novated by the Assignment, Novation and Amendment Agreement dated 30 March 2007 between and among ING, Telenor ASA and Telenor East Invest AS, as further amended by the Second Amendment Agreement dated 11 May 2007, and as further amended by the Third, Fourth, Fifth, Sixth, Seventh and Ninth Amendment Agreements dated 2 June 2008, 28 May 2009, 2 June 2010, 9 June 2010, 1 June 2011 and 6 June 2012 respectively and as amended and novated by an Assignment, Novation and Amendment Agreement effective as of 6 July 2011 and as further amended by the Tenth, Eleventh AND Twelfth Amendment Agreements dated 5 June 2013, 5 June 2014 and 5 June 2015 respectively (together with additional completed Supplemental Confirmations, the “TRS”).

ING and the Counterparty wish to further amend the TRS in certain respects, as described herein.

NOW THEREFORE, in consideration of the mutual agreements herein contained, the parties agree as follows:

1.	Amendment

The parties agree that the definition of “Relevant Price” in the TRS shall be amended to read as follows:

Relevant Price:	In relation to all calculations other than the Final Price: The official closing price per Share quoted by the Exchange as of the Valuation Time on the Valuation Date.

In relation to calculation of the Final Price:

The volume-weighted average price per Share at which ING (acting in good faith and in a commercially reasonable manner) actually sells Shares up to or equal to the Number of Shares.

2.	Conditions Precedent

It shall be a condition precedent to the effectiveness of this Amendment that (i) all representations and warranties made herein shall be true and correct, and (ii) there shall exist no Event of Default or Potential Event of Default.

3.	Representations and Warranties

Each party makes the representations and warranties set forth in Section 3(a) of the Agreement, except that all references in the Agreement to “this Agreement” (or words or phrases of similar meaning) shall be deemed to be references to this Amendment and the Agreement as amended hereby.

4.	Miscellaneous

(A) Except as specifically amended hereby, the Agreement shall continue in full force and effect in accordance with the provisions hereof on the date hereof and nothing herein contained shall be construed as a waiver or modification of existing rights under the Agreement, except as such rights are expressly modified hereby.

(B) This Amendment constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof. This Amendment, and any non-contractual obligations arising out of or in connection with it, shall be governed by and construed in accordance with English law, and may be executed in counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

(C) Unless otherwise defined, capitalised terms used in this Amendment shall have the meanings specified in or pursuant to the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the respective dates specified below with effect from the date first above written.

ING Bank N.V., London Branch		Telenor East Holding II AS

By:	/s/ John Wills	By:	/s/ Pål Stette
Name:	John Wills	Name:	Pål Stette
Title:	Managing Director	Title:	Authorised Signatory
Date:	17 June 2016	Date:	17th June 2016

By:	/s/ Michael Amos
Name:	Michael Amos
Title:	Authorised Signatory
Date:	17 June 2016

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